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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. __)*

                            CRAFTMADE INTERNATIONAL, INC.

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                                   (Name of Issuer)


                       Common Stock, $0.01, par value per share

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                            (Title of Class of Securities)


                                     22413E-10-4

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                                    (CUSIP Number)


                              Mr. Neall W. Humphrey
                              5005 Hillsdale Circle
                              El Dorado Hills, California 95762

                              (916) 933-3943

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     (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)
                                     July 1, 1998

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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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Check the following box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 CUSIP No.  22413E-10-4

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     1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
(entities only).

          Neall W. Humphrey
          Leslie D. Humphrey

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     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [  ]
          (b) [ x ]      The Reporting Persons are husband and wife and hold the
                         shares jointly as community property.

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     3)   SEC Use Only

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     4)   Source of Funds (See Instructions)

          PF

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     5)   Check if Disclosure of Legal Proceedings in Required Pursuant to Items
2(d) or 2(e).
          [   ]

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     6)   Citizenship or Place of Organization.

          Both Reporting Persons' citizenship is the United States of America.

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 Number of     (7)   Sole Voting Power              -0-
Shares Bene-
 ficially      -----------------------------------------------------------------
 Owned by      (8)   Shared Voting Power          396,967
Each Report-
 ing Person    -----------------------------------------------------------------
   With        (9)   Sole Dispositive Power         -0-

               -----------------------------------------------------------------
               (10)  Shared Dispositive Power     357,270 (1)

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     11)       Aggregate Amount Beneficially owned by Each Reporting Person.

                     396,967 (Shares are held jointly as community property.)

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     12)       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)   [   ]

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     13)       Percent of Class Represented by Amount in Row (11).

                                        7.88%

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     14)       Type of Reporting Person (See Instructions)

                                        IN; IN

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(1)  The number of shares indicated does not include 39,697 shares of stock held in an escrow account ("Escrow Shares") pursuant to the terms of that certain escrow agreement, dated July 1, 1998 ("Escrow Agreement"). The Escrow Agreement provides that Mr. and Mrs. Humphrey do not have dispositive power over the Escrow Shares until July 1, 2000. Additionally, after July 1, 1999, Craftmade International, Inc., (the 'Company'), in its sole discretion, may release some or all the Escrow Shares.


Item 1.   Security and Issuer

     This statement relates to the common stock, $0.01 par value (the 'Common Stock') of Craftmade International, Inc., (the 'Company'). The Company's principal executive offices are located at 650 South Royal Lane, Suite 100, Coppell, Texas.


Item 2.   Identity and Background

     (a)  Name:                              Neall W. Humphrey
                                             Leslie D. Humphrey


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     (b)  Residence or Business Address:     5005 Hillsdale Circle
                                             El Dorado Hills, California 95762

     (c)  Present Principal Occupation or Employment:

               Neall Humphrey is president and chief executive officer of Trade Source International, Inc., a Delaware corporation, and a wholly owned subsidiary of the Company ("TSI"). Leslie Humphrey is a vice president with TSI.

     (d) Criminal Proceeding Convictions (Excluding traffic violations or similar misdemeanors):

               During the past five years, neither Reporting Person has been convicted in any criminal proceedings.

     (e)  Securities Laws Proceedings:

               During the past five years, neither Reporting Person has been a party to any civil proceeding which resulted in or made them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws.

     (f)  Citizenship:

               Both Reporting Persons' citizenship is the United States of America.


Item 3.   Source and Amount of Funds and Other Consideration.

     The Humphreys acquired their shares pursuant to the terms of the Agreement and Plan of Merger ("Merger Agreement") between Craftmade International, Inc., TSI, Trade Source International, Inc., a California corporation, Neall and Leslie Humphrey, John DeBlois, the Wiley Family Trust, James Bezzerides, and the Bezzco Inc. Employee Retirement Trust, dated July 1, 1998. In accordance with the Merger Agreement, the Humphreys elected to waive their right to receive up to twenty-five percent (25%) of their share of the consideration in cash and have instead elected to receive all of their share of the consideration in the form of common shares, $0.01 par value per share, of the Company.


Item 4.   Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Humphreys is for personal investment. The acquisition of the shares of Common Stock was made pursuant to the


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terms of the Merger Agreement and was not made for the purpose of acquiring control of the Company.

     In accordance with the terms of the Merger Agreement, the Company has agreed that the board of directors will use its best efforts, subject to its fiduciary obligations, to nominate Neall Humphrey for a seat on the Company's board of directors, should Neall Humphrey so desire. Additionally, a Voting Agreement between James Ridings, John DeBlois and Neall Humphrey was entered into on July 1, 1998. Pursuant to the Voting Agreement Mr. Ridings, who serves as Chairman, Chief Executive Officer and president of the Company, has committed to vote all shares of Common Stock he owns or over which he has a sole proxy in favor of Messrs. DeBlois and Humphrey's election to the Company's board of directors. Mr. Humphrey has been nominated to serve as a director of the Company at the next annual meeting of the shareholders to be held on October 30, 1998.

     Mr. and Mrs. Humphrey beneficially own 396,967 shares, however, 39,697 of the shares are Escrow Shares held pursuant to the terms of that certain Escrow Agreement, dated July 1, 1998. The Escrow Agreement provides that Mr. and Mrs. Humphrey do not have dispositive power over the Escrow Shares until July 1, 2000. Additionally, the Escrow Agreement provides that after July 1, 1999, the Company, in its sole discretion, may release some or all the Escrow Shares.

     The Humphreys may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by them at any time. Except as set forth above, the Humphreys do not have any specific plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Humphreys may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.


Item 5.   Interest in Securities of the Issuer.

     (a)  Aggregate Number and Percentage of Shares Beneficially Owned:

                         396,967 shares;     7.88%

     (b)  1.   Shares that Reporting Party has sole power to vote or direct vote:

                             -0-

          2.   Shares that Reporting Party has shared power to vote or direct vote:
                         396,967



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          3.   Shares that Reporting Party has sole power to dispose or direct the disposition:

                             -0-

          4. Shares that Reporting Party has shared power to dispose or direct the disposition:

                         357,270
               The number of shares indicated does not include 39,697 Escrow Shares held pursuant to the terms of that certain Escrow Agreement, dated July 1, 1998. The Escrow Agreement provides that Mr. and Mrs. Humphrey do not have dispositive power over the Escrow Shares until July 1, 2000. Additionally, the Escrow Agreement provides that after July 1, 1999, the Company, in its sole discretion, may release some or all the Escrow Shares.

     (c)  Transactions during past 60 days by Reporting Person:

               No transactions have been effected.

     (d)  Not applicable.

     (e)  See the response to Item 5(b)(3).


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Merger Agreement, Voting Agreement and Escrow Agreement set forth in Items 3 and 4, and the separate employment agreements dated July 1, 1998 for Neall Humphrey and Leslie Humphrey with the Company and TSI, the Humphreys are not aware of any other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.   Materials to be Filed as Exhibits.

     1* Escrow Agreement between Craftmade International, Inc., Trade Source International, Inc., a Delaware corporation, Neall and Leslie Humphrey, and John DeBlois, dated July 1, 1998.


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     2.1   Agreement and Plan of Merger ("Merger Agreement") between Craftmade
           International, Inc., Trade Source International, Inc., a Delaware corporation, Trade Source International, Inc., a California corporation, Neall and Leslie Humphrey, John DeBlois, the Wiley Family Trust, James Bezzerides, and the Bezzco Inc. Employee Retirement Trust, dated July 1, 1998. (Incorporated herein by reference, and filed as Exhibit 2.1 to the Company's July 15, 1998, Form 8-K filing (File No. 33-33594-FW.))

     99.1 Voting Agreement between James Ridings, John DeBlois and Neal Humphrey dated July 1, 1998. (Incorporated herein by reference, and filed as Exhibit 99.1 to the Company's July 15, 1998, Form 8-K filing (File No. 33-33594-FW.))

     99.4 Employment Agreement dated July 1, 1998, between Craftmade International, Inc., Trade Source International, Inc., a Delaware
           Corporation, and Neall Humphrey.    (Incorporated herein by
           reference, and filed as Exhibit 99.4 to the Company's July 15, 1998, Form 8-K filing (File No. 33-33594-FW.))

     99.5 Employment Agreement dated July 1, 1998, between Craftmade International, Inc., Trade Source International, Inc., a Delaware
           Corporation, and Leslie Humphrey.    (Incorporated herein by
           reference, and filed as Exhibit 99.5 to the Company's July 15, 1998, Form 8-K filing (File No. 33-33594-FW.))

*    Filed herewith.

 SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                              /s/
     --------------------          -------------------------
                                   (Name/Title)

Date:                              /s/
     --------------------          -------------------------
                                   (Name/Title)


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